Head Office HBOS plc
P.O. Box No. 5
The Mound
EDINBURGH EH1 1YZ

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.


02002571

Our Ref:

Your Ref: 82/3240

SUPPL

6th December, 2001

Dear Sirs, Bank of Scotland

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

Kenny Melville,
Assistant Manager.

Enc.

dlw 3/4

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Halifax House Price Index
Released	07:00 06 Dec 2001
RNS Number	2340O

Full Announcement Text

RNS Number:2340O
HBOS PLC
6 December 2001

Halifax House Price Index

National Index November 2001

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 310.7 Monthly Change 2.0% Annual Change 11.5%

Standardised Average Price (seasonally adjusted) #96,010

* UK house prices rose by 2.0% in November (seasonally adjusted).

* The annual rate of house price inflation in the UK increased to 11.5%.

* The increase in house prices largely reflects a bounce back in confidence from the lows seen in the aftermath of September's terrorist attacks in America.

Commenting on the figures Gary Styles, Head of Group Economics, said:

"House prices rose by 2.0% in November. While this was the largest monthly rise since September 2000, it mainly reflects a bounce back in confidence from the lows seen in the aftermath of the September terrorist attacks. As a result, the annual rate of house price inflation increased from 9.4% in October to 11.5%.

House price movements over the last 3 months indicate a clear downward shift in the underlying trend, with prices increasing at a somewhat slower pace compared with earlier in the year. This is consistent with reports from estate agents and house-builders that show that the level of housing activity is slowing.

Looking ahead, continuing economic growth, low interest rates and housing affordability levels that are not stretched should support the housing market. We expect house prices to continue rising over the coming 12 months, albeit at a more modest pace."

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:08 06 Dec 2001
RNS Number	3093O

Full Announcement Text

RNS Number:3093O
HBOS PLC
6 December 2001

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The Shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such Shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 279

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 843.0p

13) Date of transaction: 6th December 2001

14) Date company informed: 6th December 2001

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,723,565 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.22%

END
